UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Ocean Bio-Chem, Inc.
(Name of Issuer)

Common stock, par value $0.01 per share
(Title of Class of Securities)

674631106
(CUSIP Number)

Philip Austin Singleton
Chief Executive Officer
OneWater Marine Inc.
6275 Lanier Islands Parkway
Buford, Georgia 30518
(678) 541-6300

with a copy to:

Stephen M. Gill and Katherine Terrell Frank
Vinson & Elkins LLP
845 Texas Avenue Suite 4700
Houston, Texas 77002
(713) 758-2222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 21, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 674631106

1	NAMES OF REPORTING PERSONS
OneWater Marine Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,259,848 (1)(2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,259,848 (1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
55.3%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Includes (i) 265,342 shares of Common Stock (as defined in Item 1 herein) of the Issuer (as defined in Item 1 herein) held by Peter G. Dornau, (ii) 456,878 shares of Common Stock beneficially held by Gregor M. Dornau, and (iii) 4,537,628 shares of Common Stock beneficially held by Peter Dornau Family LLC.

(2)
The Reporting Person (as defined in Item 2 herein) does not own any shares of Common Stock. However, because the Reporting Person is a party to the Support Agreements (as defined in Item 3 herein) and was granted a proxy to vote Peter G. Dornau’s, Gregor M. Dornau’s and Peter Dornau Family LLC’s shares of Common Stock pursuant to such agreements, the Reporting Person may be deemed to have shared voting power to vote up to an aggregate of 5,259,848 shares of Common Stock with respect to the matters covered by the Support Agreements. Neither the filing of this statement on Schedule 13D nor any of its contents shall be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the shares of Common Stock referred to herein. Pursuant to Rule 13d-4, the Reporting Person disclaims all such beneficial ownership.

(3)
Calculation of percentage is based on 9,509,799 aggregate shares of Common Stock outstanding as of May 13, 2022, as disclosed in the Quarterly Report on Form 10-Q of the Issuer filed with the Securities and Exchange Commission (“SEC”) on May 16, 2022.

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, $0.01 par value per share (the “Common Stock”), of Ocean Bio-Chem, Inc., a Florida corporation (the “Issuer” or “Ocean Bio-Chem”). The address of the principal executive offices of the Issuer is 4041 SW 47 Avenue, Fort Lauderdale, Florida 33314.

Item 2.	Identity and Background

(a)       This Schedule 13D is filed on behalf of OneWater Marine Inc., a Delaware corporation (“OneWater” or the “Reporting Person”).

(b)      The principal business address of OneWater is 6275 Lanier Islands Parkway, Buford, Georgia 30518.

(c)       The principal business of OneWater is the retail sale, brokerage, and service of new and pre-owned boats, motors, trailers, the sale of marine parts and accessories. OneWater also offers slip and storage accommodations in certain locations and arranges related boat financing, insurance, and extended service contracts for customers with third-party lenders and insurance companies.

The name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer, as applicable, of the Reporting Person is set forth on Schedule A, which is incorporated by reference herein.

(d)-(e) During the last five years, none of the Reporting Person or, to the knowledge of the Reporting Person, any of the persons listed on Schedule A attached hereto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       As set forth in Schedule A hereto, each of the directors and executive officers of the Reporting Person is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

On June 21, 2022, OneWater entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Ocean Bio-Chem and OBCMS, Inc., a Florida corporation and a subsidiary of OneWater (the “Merger Sub”), pursuant to which the Merger Sub will merge with and into Ocean Bio-Chem with Ocean Bio-Chem surviving the merger as a wholly owned subsidiary of OneWater (the “Acquisition”).

On June 21, 2022, in connection with the execution and delivery of the Merger Agreement, certain shareholders of Ocean Bio-Chem (collectively, the “Supporting Stockholders”), entered into Support Agreements with OneWater (the “Support Agreements”).

The shares of Common Stock to which this Schedule 13D relates have not been purchased by the Reporting Person, and no funds were expended in consideration for the execution of either the Merger Agreement or the Support Agreements. With respect to the Acquisition, OneWater intends to finance the Merger Consideration (as defined herein) though debt financing. See Item 4 for additional information regarding the Debt Commitment Letter with Truist (each as defined herein).

None of the persons listed on Schedule A beneficially owns any shares of Common Stock.

The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 3.

Item 4.	Purpose of Transaction

(a)-(j)

Merger Agreement

Under the terms of, and subject to the conditions set forth in, the Merger Agreement, the Merger Sub will merge with and into Ocean Bio-Chem with Ocean Bio-Chem surviving the merger as a wholly owned subsidiary of the OneWater. Ocean Bio-Chem is principally engaged in the manufacture, marketing and distribution of a broad line of appearance, performance and maintenance products for the marine, automotive, power sports, recreational vehicle, and outdoor power equipment markets.

Pursuant to the Merger Agreement, and subject to the terms and conditions thereof, each share of Common Stock of Ocean Bio-Chem issued and outstanding immediately prior to the effective time of the Merger Agreement (other than the Cancelled Shares or Dissenting Shares, each as defined in the Merger Agreement) will be converted into the right to receive $13.08 in cash, without interest (the “Merger Consideration”).

The Acquisition is expected to close in OneWater’s fiscal fourth quarter of 2022, ending September 30, 2022. The closing of the Acquisition is conditioned on certain conditions, including (i) Ocean Bio-Chem’s receipt of written consent of shareholders adopting the Merger Agreement (which was satisfied on June 21, 2022 and thereby prohibits Ocean Bio-Chem from engaging in any further discussions or solicitations regarding an alternative potential acquisition of Ocean Bio-Chem), (ii) the expiration or termination of any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR”), (iii) at least 20 calendar days having elapsed since Ocean Bio-Chem mailed to its shareholders an information statement (as contemplated by Regulation 14C of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), (iv) the absence of legal restraints preventing the consummation of the Acquisition, (v) other customary conditions for a transaction of this type, and (vi) the closing of the transactions contemplated under, or satisfaction or waiver of the closing conditions contained in, the SB Europe Purchase Agreement and the Real Estate Purchase Agreement (each as defined in the Merger Agreement).

The Merger Agreement contains customary representations, warranties and covenants, including, among others, covenants relating to the conduct of Ocean Bio-Chem’s business during the interim period between execution of the Merger Agreement and consummation of the Acquisition. Ocean Bio-Chem has also agreed not to solicit proposals relating to alternative business combination transactions or, subject to certain exceptions that permit Ocean Bio-Chem’s board of directors to comply with its fiduciary duties, enter into discussions concerning, or furnish information in connection with, any proposals for alternative business combination transactions. OneWater and Ocean Bio-Chem have also agreed to use their respective reasonable best efforts to obtain any approvals from governmental authorities for the Acquisition, including all required antitrust approvals, on the terms and subject to the conditions set forth in the Merger Agreement.

The Merger Agreement provides certain termination rights for each party and provides for the payment of a fee by OneWater upon the termination of the Merger Agreement under certain circumstances, including the right for either OneWater or Ocean Bio-Chem to terminate the Merger Agreement if the Acquisition has not been consummated on or before September 30, 2022. Upon termination of the Merger Agreement under specified circumstances, Ocean Bio-Chem will be required to pay OneWater a termination fee of $3,375,000. The Merger Agreement further provides that OneWater will be required to pay Ocean Bio-Chem a reverse termination fee of $5,000,000 under certain circumstances if OneWater does not confirm in writing to Ocean Bio-Chem that it has available cash in an amount which, together with the debt financing, is required to pay the Merger Consideration.

OneWater intends to finance the Merger Consideration though debt financing. In connection with its entry into the Merger Agreement, OneWater entered into a debt financing commitment letter dated as of June 21, 2022 (the “Debt Commitment Letter”) with Truist Bank (“Truist”), pursuant to which Truist has committed to provide OneWater with debt financing in an aggregate principal amount of $125.0 million, subject to a number of conditions, including the receipt of executed loan documentation, satisfaction of the conditions to, and consummation of, the Acquisition and other customary closing conditions for financings of this type.

If the Acquisition is consummated, the shares of Common Stock will be delisted from the Nasdaq Stock Market LLC and deregistered under the Exchange Act.

The description above of the Merger Agreement is not complete and is qualified in its entirety by reference to the terms of the Merger Agreement, a copy of which is attached hereto as Exhibit A and is incorporated herein by reference.

The Support Agreements

As an inducement to OneWater entering into the Merger Agreement, on June 21, 2022, in connection with the execution and delivery of the Merger Agreement, OneWater entered into Support Agreements with: (i) Peter G. Dornau, Ocean Bio-Chem’s Chairman, President and Chief Executive Officer, relating to 265,342 shares of Common Stock, (ii) Gregor M. Dornau, relating to 456,878 shares of Common Stock and (iii) Peter Dornau Family LLC, relating to 4,537,628 shares of Common Stock.

Pursuant to the Support Agreements, the Supporting Stockholders have agreed to vote, at any meeting of Ocean Bio-Chem shareholders called with respect to the Merger Agreement or the Acquisition and on every action or approval by written consent with respect to the Merger Agreement or the Acquisition, all shares of Ocean Bio-Chem Common Stock beneficially owned by them, among other things, (a) in favor of the Merger Agreement and the Acquisition and the other transactions contemplated by the Merger Agreement and (b) against (1) any takeover proposal (including a superior proposal) or any definitive agreement related thereto and the transactions contemplated thereby, (2) any action, proposal, transaction, or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty, or any other obligation or agreement of Ocean Bio-Chem under the Merger Agreement, and (3) any action, proposal, transaction, or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect, or inhibit the timely consummation of the Acquisition or the fulfillment of OneWater’s, Ocean Bio-Chem’s, or Merger Sub’s conditions under the Merger Agreement or change in any manner the voting rights of any class of shares of Ocean Bio-Chem.

The Support Agreements terminate upon certain events including: (a) the effective time of the Acquisition; (b) the termination of the Merger Agreement; (c) by mutual written consent of the Supporting Stockholders and OneWater; or (d) any amendment or modification of, or waiver under, the Merger Agreement, in each case without the prior written consent of the Supporting Stockholders, in a manner that (i) reduces or imposes any restriction on the right of the Supporting Stockholders to receive the Merger Consideration, or (ii) reduces the amount or changes the form of the Merger Consideration.

The description above of each of the Support Agreements is not complete and is qualified in its entirety by reference to the terms of the Support Agreements, copies of which are attached hereto as Exhibits B, C and D, respectively, and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a) and (b). The response of the Reporting Person to rows 7 through 13 on the cover page of this Schedule 13D are incorporated by reference herein.

As of the date hereof, the Reporting Person does not own any shares of Common Stock. However, as a result of the Support Agreements, the Reporting Person may be deemed to have shared voting power with respect to up to an aggregate of 5,259,848 shares of Common Stock, and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, the Reporting Person may be deemed to be the beneficial owner of an aggregate of 5,259,848 shares of Common Stock. The aggregate number of shares of Common Stock covered by the Support Agreements represents approximately 55.3% of the outstanding Common Stock, based on 9,509,799 aggregate shares of Common Stock outstanding as of May 13, 2022, as disclosed in the Quarterly Report on Form 10-Q of the Issuer filed with the SEC on May 16, 2022.

The filing of this statement on Schedule 13D shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any shares of Common Stock. Pursuant to Rule 13d-4, the Reporting Person disclaims all such beneficial ownership.

To the Reporting Person’s knowledge, none of persons listed in Schedule A hereto beneficially own any shares of Common Stock.

(c).     To the Reporting Person’s knowledge, none of the persons listed in Schedule A hereto has effected any transaction in shares of Common Stock during the past 60 days.

(d).     The Reporting Person has no right to receive dividends from, or the proceeds from the sale of, any shares of Common Stock subject to the Support Agreements. The Reporting Person will have no pecuniary interest in any shares of Common Stock unless and until the transactions contemplated by the Merger Agreement are consummated.

(e).     Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 6.

Except for the Merger Agreement and the Support Agreements described above, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to be Filed as Exhibits

Exhibit A
Agreement and Plan of Merger, by and among Ocean Bio-Chem, Inc., OneWater Marine Inc. and OBCMS, Inc., dated as of June 21, 2022 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by OneWater Marine Inc. with the SEC on June 22, 2022).

Exhibit B
Support Agreement, by and among the Ocean Bio-Chem, OneWater Marine Inc. and Peter G. Dornau, dated as of June 21, 2022 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by OneWater Marine Inc. with the SEC on June 22, 2022).

Exhibit C
Support Agreement, by and among the Ocean Bio-Chem, OneWater Marine Inc. and Gregor M. Dornau, dated as of June 21, 2022 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by OneWater Marine Inc. with the SEC on June 22, 2022).

Exhibit D
Support Agreement, by and among the Ocean Bio-Chem, OneWater Marine Inc. and Peter Dornau Family LLC, dated as of June 21, 2022 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by OneWater Marine Inc. with the SEC on June 22, 2022).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 1, 2022
ONEWATER MARINE INC.

By:	/s/ Jack Ezzell
Jack Ezzell
Chief Financial Officer

SCHEDULE A

ONEWATER MARINE INC.

The name, title, present principal occupation or employment of each of the directors and executive officers of OneWater Marine Inc. (“OneWater”), are set forth below. Each non-management director’s business address is c/o OneWater Marine Inc., 6275 Lanier Islands Parkway, Buford, Georgia 30518, and each executive officer’s business address is 6275 Lanier Islands Parkway, Buford, Georgia 30518. All of the individuals listed below are citizens of the United States.

Directors:

Name	Position at OneWater	Present Principal Occupation or Employment
Mitchell W. Legler	Chairman, Board of Directors	Retired, General Counsel, Stein Mart, Inc.
P. Austin Singleton	Director, Founder and Chief Executive Officer	Chief Executive Officer of OneWater
Anthony Aisquith	Director, President and Chief Operating Officer	President and Chief Operating Officer at OneWater
Greg A. Shell, Sr.	Director	Partner, Goldman Sachs
Bari A. Harlam	Director	Co-founder, Trouble LLC
Keith R. Style	Director	Managing Director, The Presidio Group
John G. Troiano	Director	Managing Partner and Chief Executive Officer, The Beekman Group
Christopher W. Bodine	Director	Retired President, Health Care Services at CVS Caremark Corporation
John F. Scraudenbach	Director	Partner, The Goodwin Group
Jeffrey B. Lamkin	Director	Chief Executive Officer, Sea Oats Group

Executive Officers (Who Are Not Directors):

Name	Present Principal Occupation or Employment
Jack Ezzell	Chief Financial Officer at OneWater